Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 13, 2012

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Hexion U.S. Finance Corp.

Registration Statement on Form S-1

Filed September 22, 2011

File No. 333-176961

Dear Ms. Long:

On behalf of Hexion U.S. Finance Corp., a Delaware corporation (“Hexion U.S.”), and Hexion Nova Scotia Finance ULC, an unlimited liability company organized under the laws of Nova Scotia (“Hexion Nova Scotia” and, together with Hexion U.S., the “Issuers”), this letter sets forth the Issuers’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 14, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1.

General

1.	Please file the legality opinions as exhibits to your registration statement with your next amendment.

Response:

The Issuers acknowledge the Staff’s comment and are filing the legality opinions with Amendment No. 1.

Pamela Long, April 13, 2012 - Page 2

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124, (212) 492-0124 (facsimile) or dhuntington@paulweiss.com with any questions or comments regarding this letter.

Sincerely, /s/ David S. Huntington, Esq. David S. Huntington, Esq. of PAUL, WEISS, RIFKIND, WHARTON &
GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., douglas.johns@momentive.com, Momentive Specialty Chemicals Inc.

Gregory A. Ezring, Esq., gezring@paulweiss.com, Paul, Weiss, Rifkind, Wharton & Garrison LLP